

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2013

Via E-mail
Arild Vik
Chief Executive Officer
KNOT Offshore Partners LP
2 Queen's Cross
Aberdeen, Aberdeenshire AB15 4YB
United Kingdom

> **Re: KNOT Offshore Partners LP**
> **Draft Registration Statement on Form F-1**
> **Submitted December 21, 2012**
> **CIK No. 0001564180**

Dear Mr. Vik:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please confirm that you have provided all disclosure that may be required by Securities Act Industry Guide 5. Note that Release 33-6900 states that the requirements of Guide 5 "should be considered, as appropriate, in the preparation of all other limited partnership offerings." Refer to Sections II.A.3.f. and II.B.2 of Securities Act Release 33-6900 for guidance and revise as appropriate.

3. Please advise us as to whether you intend to use additional sales material, in addition to the prospectus to sell the common units. If this is the case, please provide the staff with copies of any sales literature you intend to use, prior to use. These materials are subject to our review and comment. Refer to Item 19.D. of Securities Act Industry Guide 5 and Release No. 33-6900 regarding disclosure in offerings of limited partnership interests.

4. Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

5. We note the statement in the first paragraph on page 1 that "all references to information and data in this prospectus about [y]our business and fleet refer to [y]our business and fleet immediately after the closing of this offering." Please revise throughout the prospectus to clearly reflect your current facts and circumstances. To the extent you expect to enter transactions in the future please reflect accordingly.

Outside Front Cover Page of Prospectus

6. Please add a statement regarding the risk that public unitholders will be unable to remove your general partner without its consent because KNOT will own sufficient units upon completion of this offering to prevent the general partner's removal.

7. Please add a statement regarding the risk that your general partner may exercise call rights at its discretion so that a common unitholder may have common units purchased from the unitholder at an undesirable time or price, as discussed on page 181.

8. Please tell us why you do not name any underwriters on the outside front cover page of the prospectus. We note that you name underwriters in the Underwriting section on page 195.

9. We note that the third row of the offering price table refers to proceeds "before expenses." Please revise to show the net proceeds you receive.

Table of Contents, page i

10. We note the statement that potential investors should not assume that the information contained in this prospectus is accurate "as of any date other than its date." Please revise to clarify that you mean other than the date of the prospectus.

Summary, page 1

11. In one of the opening paragraphs, please provide revenue and net losses (of your Predecessor) for the most recent audited fiscal year end and interim stub. This will provide a financial snapshot to investors.

12. Please revise to remove marketing language that cannot be substantiated. We note for example "growth oriented," and "significant incentives to contribute to our success" on page 1 and "excellent service" on page 2. Marketing language that cannot be objectively substantiated should be removed. Please revise. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

13. Please remove references to beneficial aspects of your affiliates as this is not an offering for their securities. We note for example "one of the largest shipping companies in Norway," "one of the world's largest shipping companies," and "the world's second-largest owner of crude oil shuttle tankers" on page 1, "the world's second-largest owner of crude oil shuttle tankers, with a fleet almost four times the size of its next largest competitor," "Predecessors of TSSI, which we refer to as the Knutsen Companies, date back to 1896," LNG carriers' "established credit-worthy customers," "founded in Japan in 1885, is listed on the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange. It is now one of the world's largest marine transportation providers" and "[b]etween January 2000 and August 2012, TSSI and NYK placed approximately 220 orders for vessels at approximately 40 different yards" on page 3, all but the second to last sentence in the first bullet under Competitive Strengths on page 4. Another example is "while KNOT intends to focus primarily on the development of newbuild and project opportunities and the operation of vessels under charters that are short term and/or variable in nature," at page 1. Similarly revise throughout as necessary, such as under "Management's Discussion and Analysis," at page 82 and under "Business," at page 126.

14. We note the statements "leveraging KNOT's relationships, expertise and reputation" on page 2, "expect [y]our relationship with KNOT to give [you] access to KNOT's relationships with major international oil and gas companies, shipbuilders, financing sources and suppliers and its technical, commercial and managerial expertise," "[t]hrough [y]our sponsor and its two investors, [you] have strong relationships with all major shipyards" on page 3, and the benefits listed in the third bullet under Competitive Strengths on page 4. If these statements are the

belief of management please revise each to clearly state. Otherwise please revise to disclose to investors the extent to which these benefits are not guaranteed.

KNOT Offshore Partners LP, page 1

15. We note the reference to the right to purchase from KNOT "any shuttle tankers operating under charters of five or more years." Please revise to clarify whether this is an ongoing right.

Competitive Strengths, page 4

Relationship with leading shuttle tanker operator, page 4

16. In your response letter please tell us the basis for the second to last sentence. While you note the distribution of time charters over the past five years in the last sentence this illustrates a single data point and does not seem to show charterers "increasingly" awarding new business to established participants.

Financial flexibility to support our growth, page 5

17. Please revise the first sentence to clarify that this is the belief of management.

Our Management, page 10

18. We note the statement that "[yo]ur Chief Executive Officer and Chief Financial Officer is solely devoted to [y]our business and will not serve in any capacity for KNOT or its affiliates." We note on page 150 that Mr. Vik previously served as the Executive Vice President of KNOT. With a view to revised disclosure please tell us whether Mr. Vik has a financial interest in KNOT or its affiliates other than you that would be material to him, such as through unit ownership, options or otherwise.

Summary of Conflicts of Interest and Fiduciary Duties, page 10

19. Please revise the first bullet point to clarify that as such they have fiduciary duties to KNOT that may cause them to pursue business strategies that disproportionately benefit KNOT or which otherwise are not in the best interests of you or your unitholders, as indicated on page 163.

20. Please revise to state that your general partner may choose to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting you, your affiliates or any unitholder, and that when your general partner is acting in its individual capacity it may act without any fiduciary obligation to you or the unitholders whatsoever, as stated on pages 165 and 167.

21. Please revise to state that your board may borrow money to pay distributions which may result in KNOT receiving an increasing percentage of distributions through incentive distributions and may accelerate the right of KNOT to convert its subordinated units, as discussed on page 164.

22. Please revise to state that common unitholders will have no right to enforce obligations of your general partner and its affiliates under agreements with you, as indicated on page 165.

23. Please revise to disclose KNOT's right to reset the target distribution levels upon which the incentive distribution payments are based and the right of KNOT to receive common units and general partner units in connection with this reset, as discussed on page 74.

24. Please clearly state, if true, that there is no agreement that conflicts will be resolved in your favor.

Risk Factor, page 21

Financing agreements containing operating and financial restrictions, page 24

25. If there is a risk that you may not be able to maintain any specified financial ratios and covenants, of any agreements that you have currently or may enter into, please disclose the ratios and covenants that you need to maintain here and show how you currently satisfy the ratios or covenants, so that investors can assess the risk.

26. Please also disclose here the waivers previously obtained on the Windsor Conversion Facility and the Bodil Facility.

Use of Proceeds, page 30

27. If the indebtedness to be discharged here was incurred in the past year, please disclose the use to which the proceeds of such indebtedness were put. Refer to Item 3.C.4 of Form 20-F.

Forward-Looking Statements, page 48

28. Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the first sentence of this section beginning "Statements included in this prospectus that are not historical facts…," appears to be overly broad. Please narrow your statement accordingly or remove it.

Our Cash Distribution Policy and Restrictions on Distributions, page 54

General, page 54

Limitations on Cash Distributions and Our Ability, page 54

29. While you mention that restrictions on distributions under your financing
    arrangements may impede distributions you do not discuss the extent to which
    your debt level by itself may limit your ability to pay distributions to unitholders,
    as mentioned on page 23. Please discuss here how your debt levels may impede
    your ability to make distributions. In addition please revise your risk factor on
    page 23 to specifically address the extent to which your current or anticipated
    debt levels may impede the payment of distributions.

Forecasted Cash Available for Distribution, page 64

30. We note that you have forecasted $1.140 million in drydock costs for the reserve
    required by your partnership agreement. We note $3.739 million of drydock costs
    for the year ended December 31, 2011. Although we note that the agreement
    requires an estimate as opposed to amounts actually spent, please tell us your
    basis for a significantly lower estimated amount.

31. Please tell us how you determined the estimated $10.780 million of replacement
    capital expenditure reserves included in your forecasted cash available for
    distribution.

Selected Historical Financial and Operating Data, page 80

32. In light of the EBITDA financial covenants currently required under your vessel
    financing facilities, we believe that presenting EBITDA in the other financial data
    section may be useful for investors. Also in this regard, reconciling this measure
    to net cash provided by (used in) operations would appear to be the most
    comparable GAAP liquidity measure and should therefore be presented with
    equal prominence to cash flows from investing and financing activities.

Management's Discussion and Analysis, page 82

Borrowing Activities, page 102

33. We assume you have already engaged in negotiations with your lenders
    concerning amending your financing agreements as contemplated in the first
    paragraph of this section. Please provide a brief summary of the status of those
    negotiations and your alternative plans if you are unable to amend some or all of
    these agreements.

Revolving Credit Facility, page 105

34. Please revise to state the material terms of the revolving credit facility or confirm
to us that you will disclose the terms when they are available. If you do not have
a memorandum of understanding please tell us when you anticipate executing
one. In addition please tell us when you anticipate executing your revolving
credit facility relative to the effectiveness of the registration statement.

Contractual Obligations, page 106

35. We note that the existing derivative instruments entered into by KNOT in
connection with the vessel financing agreements will not be transferred to the
company upon the closing of the offering; however, we note amounts presented in
the table of contractual obligations for future payments due. Please tell us why
amounts have been presented.

Business, page 126

Competitive Strengths, page 129

Modern fleet equipped with the latest technology, page 130

36. Please provide us with the basis for your statement that "[yo]ur initial fleet will be
the youngest shuttle tanker fleet in operation worldwide."

Business Strategies, page 130

Expand global operations in high-growth regions, page 130

37. We note the statement that "[a]s offshore exploration and production activity
continues to accelerate worldwide." Please provide us the basis for the suggestion
that such activity may not only increase but will do so in an accelerating manner.
In the alternative if you are referring to growth rather than accelerating growth
please revise to clarify.

Charters, page 132

Hire Rate, page 133

38. Please revise to disclose the hire rates for each of your anticipated vessels.

Certain Relationships and Related Party Transactions, page 152

Omnibus Agreement, page 154

39. With a view to revised disclosure please tell us whether you may be placed in a position where you would be competing with KNOT if it acquired one or more Five-Year Vessels or put one or more Non-Five-Year Vessel under charter for five or more years and you were not in a financial position where you were able to purchase the vessels.

Conflicts of Interest and Fiduciary Duties, page 162

Fiduciary Duties, page 166

Partnership agreement modified standards, page 166

40. We note the statement that "when [y]our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in 'good faith' and will not be subject to any other standard." Please revise to state here the other standards that would otherwise be applicable under Marshall Islands law.

41. We note that your general partner and your officers and directors will not be liable for monetary damages to you or your limited partners unless a court of competent jurisdiction determines that they engaged in actual fraud or willful misconduct. Please revise here to clarify what the applicable standards would be under Marshall Islands law.

Underwriting, page 195

42. Please revise the statement on page 196 that "[yo]ur common units have been approved for listing." We note statements on the cover page and on page 18 that you "intend to apply to list."

Unaudited Pro Forma Combined Balance Sheet, page P-1

43. Please complete the presentation of the pro forma balance sheet giving effect to the offering and related transactions.

Note 13: Short-term and Long-term Debt, page F-24

44. We note that each of the Predecessor's loan facilities contain cross-default provisions that would be triggered if one of KNOT's subsidiaries defaults under their respective loan agreements. We also note per page 102 of your liquidity discussion that these provisions relate to KNOT subsidiaries that will not be your subsidiaries following the completion of the offering. Please revise this note to

include this information as well as to disclose your intent to amend your facilities such that other subsidiaries will no longer be included.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Catherine Gallagher
        Vinson & Elkins L.L.P.